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VIA EDGAR

December 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Amendment No. 8 to Draft Registration Statement on Form S-1 Submitted September 18, 2023 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 11, 2023, regarding Amendment No. 8 to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 18, 2023 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 9 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain other updated disclosures. All page references in the responses set forth below refer to page numbers in the Amended DRS. Unless noted otherwise, any references to prior comments are to comments in the comment letter received from the Staff dated August 28, 2023.

Amendment No. 8 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 1

1.	Refer to your response to comment 8. We note your disclosure on page 1 that "[y]our portfolio of proprietary products, which are products licensed to [you] for exclusive listing on [y]our exchanges, currently consists of the SPIKES Volatility products," which is the first time you discuss this product in the registration statement. Please summarize the Spikes Decision here or include a cross-reference to your disclosure regarding the SPIKES Decision. In this regard, we note your summary of the Spikes Decision on pages 6 and 7. In addition, please revise your risk factor disclosure on page 52 to disclose the revenue you earn from the SPIKES Futures products.

Response:

The Company has revised its disclosure to summarize the SPIKES Decision in the Amended DRS. The Company has also revised its risk factor disclosure on pages 50 and 51 to disclose that the revenue it has earned from the SPIKES Futures products to date has not been material. Please see the disclosure on pages 1, 2, 6, 7, 9, 10, 51, 171, 172 and 188 of the Amended DRS.

U.S. Securities and Exchange Commission

December 5, 2023

Summary Consolidated Financial Data, page 19

2.	Please tell us why the table at the top of page 20 includes columns for fiscal 2021 and 2020 pro forma information and not just the latest year and interim period and comparable prior interim period.

Response:

The Company advises the Staff that pro forma information will be presented only for the latest fiscal year and interim period once the necessary information becomes available.

Risk Factors

Risks Relating to Crypto-Asset Custodial Arrangements

Crypto-asset custodial solutions and related technology, page 38

3.	Refer to your response to comment 7. Please revise to clarify whether “warm wallets” require human involvement to accept deposits as well as initiate withdrawals.

Response:

The Company has revised its disclosure to that “warm wallets” accept deposits automatically but require human involvement to initiate sweeps to hot or cold wallets. Please see the disclosure on page 37 of the Amended DRS.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

4.	We note your response to comment 12 and that pro form adjustment AA related to acquisition of Ledger X LLC for the period ending June 30, 2023 is an income tax benefit of $3.5 million, whereas for the year ended December 31, 2022 your pro forma adjustment AA is an income tax expenses of $.132 million. Please revise to explain the basis for change in trends of the income tax adjustments, including changes in underlying assumptions, e.g. tax rates. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response:

The Company advises the Staff that, in accordance with Rule 11-02(a)(1) of Regulation S-X, it has updated the unaudited pro forma condensed combined statement of operations for the required interim period from six months ended June 30, 2023 to nine months ended September 30, 2023.

The tax impact of the pro forma adjustments for the LedgerX acquisition increased the tax expense for the year ended December 31, 2022 by $0.132 million whereas it decreased the expense by $1.1 million for the nine months ended September 30, 2023.  In order to explain this difference in trend, it is important to note that the Company provides a valuation allowance against its net deferred tax assets, on the basis that it is more likely than not that the assets will not be realized, and records a deferred tax liability on indefinite lived intangibles.  Consequently, the provision for income taxes is driven by state tax arising as a result of limitations in net operating losses in certain states, and changes in deferred tax liabilities on the indefinite lived intangibles.

For the year ended December 31, 2022, the Company had a tax loss, so there was no state tax expense, and the only tax impact of the pro forma adjustment was the deferred tax expense for the increase in the deferred tax liability on the indefinite lived intangible, as a result of the additional tax amortization related to the LedgerX acquisition amortizable for tax purposes.  In contrast, the tax impact of the pro forma adjustments for the nine months ended September 30, 2023 is primarily driven by the method of computing the income tax provision for interim periods, in accordance with ASC 740.  The provision for income tax in interim periods is calculated by applying an estimate of the annual effective tax rate (AETR) for the full fiscal year to “ordinary” income or loss for the reporting period, which excludes any unusual or infrequently occurring discrete items. For the nine months ended September 30, 2023, the Company included Ledger X’s $5.1 million pretax loss for the period from January 1, 2023 through May 18, 2023 (pre-acquisition period). This decrease to ordinary pretax income slightly reduced the estimated state tax. However, the estimated AETR changed from 99% to (72%) for the nine months ended September 30, 2023, mainly because the $5.1 million of Ledger X’s pretax loss changed the full year estimated “ordinary” income to a loss in the AETR calculation.  This change to the AETR when applied to the “ordinary” loss for the nine months ended September 30, 2023 resulted in the tax benefit of $1.1 million.

U.S. Securities and Exchange Commission

December 5, 2023

The Company has disclosed in the pro forma adjustments AA and DD on pages AA: 84, 89 and DD: 86, 90 of the Amended DRS the basis for change in trend of the income tax adjustments as discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 146

5.	We acknowledge your response to comment 14 and related prior comment responses. The one-time cash bonuses paid to directors based on the length of service appears to be part of your normal compensation structure elected by you to drive recurring operating results as contemplated in Questions 100.01 and 102.09 of the C&DI on non-GAAP measures. Please remove this adjustment. Further, we are unable to locate the revised disclosure in footnote 2 on pages 100, 114 and 129 of the amended draft registration statement with reference to the senior secured loan agreement as noted in your response.

Response:

The Company has removed the adjustment related to one-time cash bonus paid to directors in the calculation of adjusted EBITDA to address the Staff’s comment. In addition, the Company clarifies that footnote 2 on pages 100, 114 and 129 of the DRS did not include reference to credit facility or senior secured loan agreement as such reference was not relevant.

Business

Our Markets

U.S. Futures, Options on Futures and Swaps

Dorman Trading, page 170

6.	Refer to your response to comment 3. We note your disclosure on page 33 that states that "[t]he settlement process for physically settled crypto asset-related products will depend on the product, which may result in additional risks to customers of Dorman Trading" and your disclosure on page 171 that, in the future, Dorman Trading clients may have the ability to trade other physically settled crypto asset-related future products. Please revise to disclose the “additional risks” to customers of Dorman Trading that are associated with the settlement process for physically settled crypto asset-related products.

Response:

The Company has revised its disclosure to include the “additional risks” to customers of Dorman Trading that are associated with the settlement process for physically settled crypto asset-related products. Please see the disclosure on page 32, 33, and 170 of the Amended DRS.

U.S. Securities and Exchange Commission

December 5, 2023

Regulatory Environment and Compliance

CFTC Regulation - MGEX and LedgerX, page 194

7.	Refer to your response to comment 17. We note your disclosure that LedgerX accepts Bitcoin and Ether crypto assets for the payment of withdrawal fees and that you intend to convert Bitcoin and Ether received for the payment of withdrawal fees into fiat currency other than a de minimis amount. Please disclose how you intend to exchange the crypto assets into fiat currency.

Response:

The Company has revised its disclosure to describe how it intends to exchange the crypto assets into fiat currency. Specifically, LedgerX’s third-party custodian, Bitgo Trust, maintains a trading facility (BitGo Prime) that offers institutional trading services for clients whose assets are held in in cold storage with BitGo Trust. LedgerX may use this facility to convert the crypto-assets into fiat currency. Please see the disclosure on pages 168 and 196 of the Amended DRS.

Underwriting, page 275

8.	Refer to your response to comment 19. We note your disclosure on page 276 that "in connection with this offering, in accordance with the provisions of Regulation M, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock." Please revise your disclosure as follows:

•	Clarify which provisions of Regulation M are applicable to this offering;

•	Identify the underwriters, or disclose when the underwriters or underwriting syndicate will be determined and identified; and

•	Clarify and explain what types of stabilizing transactions or short positions may be undertaken, given the absence of a public market for your common stock.

Response:

The Company has revised the disclosure on pages 276 and 277 of the Amended Registration Statement as in response to the Staff's comment. The underwriters will be identified and listed on the cover of the prospectus and the first page of the “Underwriting” section prior to the Company requesting acceleration of the registration statement.

9.	Refer to your response to comment 19 and your disclosure on page 277 relating to penalty bids. Please revise to correctly identify Regulation M as under the Exchange Act, not the Securities Act. Please also explain how penalty bids would be imposed given the absence of any other underwriters or underwriting syndicate or delete the sentence.

Response:

The Company has deleted the words “under the Securities Act.”  Further, the Company advises the staff that other underwriters are expected to be invited to participate in this offering.

10.	Refer to your response to comment 20. As there is no exception in Regulation M for ordinary course of business activities, please clarify the intent and purpose of the paragraph on page 277 immediately preceding the Pricing of the Offering section or delete the added paragraph.

Response:

The intent and purpose of that paragraph is to provide broad disclosure investors that the underwriters may take a variety of actions that do not violate Regulation M.  For example, the underwriters and their affiliates may transact in the issuer’s securities after completion of participation in the distribution, make markets in loans and make recommendations to advisory clients.   That paragraph does not state and the Company does not believe it implies that there is a general exception from Regulation M for ordinary course of business activities.  The final sentence of that paragraph makes clear that the underwriters will only take such actions to the extent they do not violate Regulation M.

U.S. Securities and Exchange Commission

December 5, 2023

Miami International Holdings, Inc. Financial Statements

Note 4. Revenue Recognition

Consideration payable to a customer, page F-21

11.	We note your response to comment 23. Please enhance your disclosures to clarify, if true, that liquidity payments represent a distinct service accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the consolidated statement of operations in the period in which the payment is earned by the customer and the payment is provided.

Response:

The Company advises the Staff that it has enhanced the disclosures on pages F-21, F-64, and F-65 of the Amended DRS to clarify that liquidity payments represent a distinct service.

Note 14. Customer Assets and Liabilities

Safeguarded Customer Digital Assets and Liabilities, page F-73

12.	Please enhance your disclosure to clarify that safeguarded customer digital assets represent crypto assets held on behalf of your customers.

Response:

The Company has updated the disclosure on pages F-73 and F-74 of the Amended DRS to address the Staff's comment.

Ledger X LLC Financial Statements

Note 2. Summary of Significant Accounting Policies

Adoption of SAB 121, page F-127

13.	We acknowledge your response to comment 26. On page F-128, you disclose that in 2022, the U.S. dollar value of safeguarded customer digital assets on deposit in LedgerX’s hot and warm wallets exceeded $10M on fifteen days in total. However, in your response you told us that for the period from January 1, 2022 through May 23, 2022, LedgerX’s primary crime insurance policy limit was $7.5 million and during that period, the U.S. dollar value of digital assets on deposit in the LedgerX warm and hot custodial wallets exceeded $7.5 million on 60 separate days. Please revise the disclosure to provide the same information.

Response:

LedgerX has updated the Summary of Significant Accounting Policies: Adoption of SAB 121 disclosure on page F-129 of the Amended DRS to clarify and disclose the number of days that the U.S. dollar value of safeguarded customer digital assets on deposit in LedgerX's hot and warm wallet exceeded $7.5M from the period between January 1, 2022 and May 23, 2022 and $10M from the period between May 24, 2022 and December 31, 2022.

U.S. Securities and Exchange Commission

December 5, 2023

On behalf of the Company, thank you for your review of this letter and the Amended DRS. If you have any further comments or questions, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com.

Very truly yours,

/s/ Reed Smith LLP

Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comly, Esq. Miami International Holdings, Inc.

Paul Tropp, Esq.
Ropes & Gray LLP